Filed pursuant to Rule 424(b)(3)

File No. 333-239925

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

October 2021

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated October 1, 2020, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

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On October 21, 2021, Central Park Group, the parent company of the Adviser, entered into a purchase agreement with Macquarie Management Holdings, Inc. ("Macquarie") pursuant to which Macquarie has agreed to acquire Central Park Group, subject to the satisfaction or appropriate waiver of certain customary closing conditions (the "Transaction"). If the Transaction is consummated, Central Park Group would become a wholly-owned subsidiary of Macquarie, which is an indirect wholly-owned subsidiary of Macquarie Group Limited ("Macquarie Group"), a publicly-listed (ASX: MQG) global financial services group organized under the laws of Australia. Macquarie, together with its affiliates, is a top 50 global asset manager, top 25 U.S. actively-managed, long-term mutual fund manager and the largest manager of infrastructure and real assets globally. Macquarie Group's global asset management division, Macquarie Asset Management, provides clients with access to a diverse range of capabilities and products across infrastructure, real estate, private credit, fixed-income, equities, multi-asset and liquid alternatives. As of June 30, 2021, Macquarie Asset Management had approximately $520 billion of assets under management.

The Fund will continue to be managed by the same investment personnel who currently are employed by the Adviser following the Transaction, if consummated; however, the Transaction will constitute an assignment of (i) the Investment Advisory Agreement between the Fund and the Adviser and (ii) the Sub-Advisory Agreement among the Adviser, the Sub-Adviser and the Fund (together, the "Current Agreements") and, therefore, will cause the agreements to terminate automatically in accordance with their terms, as required by applicable law. As a result, it is proposed that (i) the Fund enter into a new investment advisory agreement with the Adviser, which will continue to operate as "Central Park Advisers, LLC" following the Transaction, and (ii) the Fund and the Adviser enter into a new sub-advisory agreement with the Sub-Adviser (together, the "New Agreements"). To become effective, the New Agreements must be approved by the Board, including a majority of the Independent Directors, and Fund Investors.

At a special meeting anticipated to be held in or about November 2021, the Board expects to consider the approval of the New Agreements. It is not expected that the New Agreements will result in any changes to the fees charged or services provided to the Fund.

If the Board were to approve the New Agreements, it is expected that a special meeting of Fund Investors will be held in the first quarter of 2022 to act on proposals to approve the New Agreements. A proxy statement providing additional information about the Transaction and describing the New Agreements in greater detail will be furnished to Investors in connection with the solicitation of proxies to be voted on the proposals at the special meeting.

If the Board and Investors were to approve the New Agreements, and other conditions to the Transaction are satisfied or appropriately waived, it is expected that the Transaction will be consummated in the first quarter of 2022 and the Adviser will become a wholly-owned subsidiary of Macquarie.

If the New Agreements are not approved by the Board or Investors, provided all other conditions of the Transaction are satisfied or appropriately waived, the Transaction may still take place. If this were to occur, certain additional actions would need to be considered and acted upon. In addition, if the Transaction is not consummated, the Adviser and the Sub-Adviser will continue to serve as investment adviser and sub-investment adviser to the Fund, respectively, pursuant to the terms of the Current Agreements.

If you have any questions, or already have completed an Investor Certificate in connection with subscribing for Units on November 1, 2021 and wish to consider further your investment, please contact your financial advisor.

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